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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing November 7, 2003 through November 10, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  •
  KPN Mobile and Hutchison Whampoa resolve disputes, dated November 7, 2003;

  •
  Proposed 2003 cash dividend of EUR 0.12

    Q3 2003:

    Broadband and mobile drivers
    behind 3.1% growth revenues core activities, dated November 10, 2003;

  •
  Leo Roobol resigns from KPN Board, dated November 10, 2003; and

a copy of:

  •
  Quarterly report KPN

    Third quarter of 2003, dated November 10, 2003.

Press Release
Date
November 7, 2003
Number
KPN Mobile and Hutchison Whampoa resolve disputes	062pe

        KPN Mobile N.V. and Hutchison Whampoa Limited have resolved their disputes regarding Hutchison 3G UK Holdings Ltd ("Hutchison 3GUK"), in which KPN Mobile has a 15% stake.

        KPN Mobile will transfer its shareholding in Hutchison 3GUK to HWL for GBP 60 million and three further planned payments each of GBP 10 million in 2005, 2006 and 2007. HWL will assume legal ownership of the shares after the final payment and KPN Mobile will not exercise its rights in respect of the shares in the interim. The court actions and shareholders agreement between the parties have been terminated.

        KPN Mobile has no further financial commitments to Hutchison 3GUK.

Press Release
Date
November 10, 2003
Number
Proposed 2003 cash dividend of EUR 0.12	063pe

Q3 2003:
Broadband and mobile drivers
behind 3.1% growth revenues core activities

Dividend payment resumed

        Following the successful execution of KPN's debt reduction strategy the Board has decided to propose to start paying a cash dividend again to KPN's shareholders. KPN intends to pay a cash dividend of EUR 0.12 per share in respect of the year ending December 2003. This proposed dividend will be presented for approval at the Annual Shareholders Meeting due to be held on the 15th of April 2004 and paid out shortly afterwards. It is the Board's intention to offer no scrip alternative.

Key developments Q3

  •
  Revenue growth core business 3.1% (Mobile 6.5%; Fixed 0.8%)*

  •
  398,000 net mobile customer additions, of which E-Plus 248,000, resulting in a total of 14.2 million mobile customers

  •
  Net addition i-mode customers of 188,000 resulting in a total of 541,000

  •
  96,000 new ADSL connections, resulting in a total of 609,000

  •
  Profit before tax of EUR 451 million (Q3 2002: EUR 241 million)*

  •
  EUR 839 million free cash flow (Q3 2002: EUR 1,096 million)**

  •
  Net debt reduced to EUR 9.4 billion (Q3 2002: EUR 13.9 billion)

  •
  Early redemption of bonds of EUR 407 million and EUR 50 million on the securitisation program and in addition, in October early redemptions of EUR 671 million

  •
  On November 7th KPN sold its 15% stake in Hutchison 3GUK for GBP 90 million

*
excluding exceptional items

**
net cash flow from operating activities after capex, interest, tax and restructuring expenses

CEO Ad Scheepbouwer:

        "I am pleased to announce that KPN is returning to the ranks of cash dividend paying companies. It is encouraging to see that we have been able to deliver revenue growth across our core activities. I am especially satisfied with the strong customer growth at E-Plus in Germany and the revenue increase from our broadband activities in the fixed division in the Netherlands. Moreover we have continued to achieve strong cash generation during the quarter."

Highlights results third quarter 2003 (excluding exceptional items)

        In the third quarter of 2003, KPN recorded a profit before taxes of EUR 451 million (Q3 2002: EUR 241 million). Net profit after taxes amounted to EUR 172 million, compared to a net profit of EUR 38 million in the third quarter of 2002. In the third quarter of 2003, total charges related to exceptional items amounted to EUR 33 million compared to a profit of EUR 30 million in Q3 2002. (See also appendix 1)

        Furthermore, the operating revenues grew by EUR 55 million, or 1.8% to EUR 3,082 million. The core segments of KPN (including their intercompany revenues, excluding exceptional items) recorded a growth of EUR 96 million (3.1%) compared to the same period last year. Operating EBITDA grew by 129 million, or 11.3%, from EUR 1,145 million in the third quarter of 2002 to EUR 1,274 million in the corresponding period of 2003.

Outlook 2003
(Excluding possible impact Mobile termination reduction)

Outlook full year 2003	March 3, 2003	May 12, 2003	August 22, 2003	November 10, 2003
Core revenues growth(1)
Fixed	0-2%(2)	0-2%	flat	flat
Mobile	5-10%	approx. 10%	approx. 10%	approx. 9%
Operating EBITDA growth(1)	minimum 5%	minimum 5%(3)	minimum 10%(4)	minimum 12%(5)
approx. EUR 1.5
Profit before taxes(1)	more than EUR 1 billion	more than EUR 1 billion(3)	approx. EUR 1.4 billion(4)	billion(5)
maximum EUR 1.5
CAPEX	EUR 1.6-1.8 billion	approx. EUR 1.5 billion	approx. EUR 1.5 billion	billion
approx. EUR 2.4
Free Cash Flow(6)	approx. EUR 1.5 billion	approx. EUR 1.8 billion	more than EUR 2.0 billion	billion
Net debt YE	less than EUR 10.5 billion	approx. EUR 10 billion	less than EUR 9.5 billion	approx. EUR 9 billion

(1)
Based on reported figures, excluding exceptional items

(2)
Outlook March: Fixed Networks 0-2%; Business Solutions: stable

(3)
Taking into account a possible pension shortfall of EUR 111 million as at April 30, 2003

(4)
Taking into account a possible pension shortfall of EUR 54 million as at July 31, 2003

(5)
Taking into account a possible pension shortfall of EUR 13 million as at October 31, 2003

(6)
Net cash flow from operating activities after capex, interest, tax and restructuring expenses

2

Consolidated statement of income
(Amounts in millions of euro, figures not audited)

	Excluding exceptional items						Including exceptional items
				YTD 2003	YTD 2002
	Q3 2003	Q3 2002%				%	Q3 2003	Q3 2002
Operating revenues	3,082	3,027	1.8	9,121	9,034	1.0	3,082	3,057
Operating expenses	-1,808	-1,882	3.9	-5,392	-5,855	7.9	-1,819	-1,882
Operating EBITDA(1)	1,274	1,145	11.3	3,729	3,179	17.3	1,263	1,175
Depreciation & impairments	-540	-566	4.6	-1,635	-1,699	3.8	-582	-566
Amortization & impairments	-78	-82	4.9	-239	-306	21.9	-78	-82
Operating profit/(loss) (EBIT)	656	497	32.0	1,855	1,174	58.0	603	527
Financial income/(expenses)	-205	-256	19.9	-639	-840	23.9	-205	-256
Profit/(loss) before taxes(1)	451	241	87.1	1,216	334	264.1	398	271
Taxes	-275	-190		-743	-472		-256	-190
Income from participating interests	-4	-7		-4	-128		-4	-7
Minority interests	0	-6		8	0		1	-6
Profit/(loss) after taxes(2)	172	38	352.6	477	-266	n/a	139	68

(1)
KPN defines operating EBITDA as operating profit before depreciation, amortization and impairments. Operating EBITDA is a key indicator of KPN's borrowing potential. However, operating EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations of cash flows calculated in accordance with Dutch GAAP, nor can operating EBITDA be regarded as an indicator of KPN's operations or cash position. Operating EBITDA does not constitute alternatives to operating EBIT, profit or loss after taxes, cash flows or other operating information.

(2)
Reported figures YTD 2003 and 2002 including exceptional items: operating revenues EUR 9,793 (2002: EUR 9,421), operating EBITDA EUR 4,396 million (2002: EUR 3,398 million); net profit after taxes EUR 1,092 million (2002: EUR a loss of 9,549 million)

Revenues excluding exceptional items

        In the third quarter of 2003, total operating revenues increased by 1.8% from EUR 3,027 million to EUR 3,082 million. The Mobile division was the main contributor to this increase. Its revenue growth of EUR 81 million reflects higher traffic resulting from an increased customer base and increased revenues per customer. Revenue growth of the Fixed division amounted to 0.8%. Growth of ADSL and additional revenues in Business Solutions as a consequence of the delivery of two major projects (Mobirail and Tetraned) exceeded a decrease in revenues in Fixed Networks. Within Fixed Networks, a decline in revenues was caused by a shift from retail towards wholesale revenues and a deconsolidation effect within SNT. Operating revenues in Other activities decreased by 18.2%, which was caused by the sale of Directory Services, the sale or franchise of some of our retail outlets and lower revenues from Xantic (driven by a lower dollar rate).

Operating EBITDA excluding exceptional items

        In the third quarter of 2003, operating EBITDA increased by 11.3%. Within the Mobile division, the decrease in operating EBITDA in Germany as a result of higher acquisition costs related to the growth of the customer base was more than compensated by the increase in operating EBITDA in the Netherlands and Belgium, resulting in an increase of 7.5% for the Mobile division. Operating EBITDA improved in the Fixed division and Other activities as a result of restructuring and cost reduction

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programs. Furthermore, lower maintenance costs within the Fixed division contributed to the improvement of operating EBITDA.

Free cash flow

        In the third quarter of 2003, free cash flow amounted to EUR 839 million (Q3 2002: EUR 1,096 million). The free cash flow in the third quarter of 2003 consisted of a cash flow from operations before changes in working capital of EUR 928 million (Q3 2002: EUR 747 million), an improvement in working capital of EUR 260 million (Q3 2002: EUR 589 million) and a capital expenditure of EUR 349 million (Q3 2002: EUR 240 million). Included in the improvement of working capital in the third quarter 2002 was a tax refund of EUR 240 million.

Net debt

        At the end of the third quarter of 2003, net debt (interest bearing debt minus cash and cash equivalents) decreased to EUR 9.4 billion, compared to EUR 10.2 billion at the end of the second quarter of 2003 and EUR 13.9 billion at the end of the third quarter of 2002. The reduction during the third quarter was caused by the positive operational free cash flow.

Workforce and restructuring

        At the end of the third quarter of 2003, KPN employed a total of 29,607 FTEs (full time equivalents), of which 18,966 FTEs were subject to the KPN collective labor agreement in The Netherlands. At the end of 2002, this number was 20,533 FTEs. Of the 1,567 FTEs reduction in the first three quarters of 2003, 512 FTEs were due to the outsourcing of activities (e.g. KPN Valley R&D activities and Logistics) and the remainder was reduction via the social plan and natural attrition.

Pensions

        In the fourth quarter of 2002, KPN recognized an additional pension charge of EUR 52 million due to the fact that the coverage ratios at the end of 2002 of its main pension funds fell below certain thresholds. This amount was paid to the pension fund in May/June 2003.

        The next additional pension charge has to be paid in the second quarter of 2004 and will be calculated based on the coverage ratio of the pension funds in December 2003. If the circumstances on the financial markets do not change before the end of 2003 the next additional pension charge will be around EUR 13 million. The figures mentioned above are based on the situation as per October 31, 2003 (the calculated additional pension charge as per April 30, 2003 was EUR 111 million and per July 31, 2003 it was EUR 54 million).

        Total shortfall is EUR 303 million (shortfall as per April 30, 2003: EUR 397 million and per July 31, 2003 it was EUR 339 million), which has to be paid in 6 years.

        When the coverage ratio reaches the minimum reserve level at December 2003, the five-year period in which KPN has to fund the shortfall between the minimum level and the desired level, starts. This would result in a charge of approx. EUR 55 million.

Financing

(Early) Redemptions

        In the third quarter of 2003, KPN was able to early redeem part of the Convertible Bond due in 2005 for a total of EUR 286 million, the Eurobond due in 2006 for EUR 105 million and the Global bond due in 2005 for EUR 16 million, leading to a total of EUR 407 million of early redemptions. Besides this, KPN redeemed the full amount of EUR 50 million drawn on its securitisation program.

4

The program remains in place, although the total amount of the program has been reduced to EUR 200 million from EUR 250 million. In addition to the EUR 407 million of early redemptions in the third quarter, KPN was able to early redeem EUR 671 million in October.

Dutch State sells 12% of KPN's outstanding shares

        On September 19, 2003, the Dutch State sold 300 million ordinary shares in KPN through a block sale to Citigroup. Citigroup has placed these shares with Institutional Investors. By selling this 12% stake, the Dutch State's stake declined from 31.4% to 19.3%.

Fixed division
(Amounts in millions of euro, figures not audited)

Excluding exceptional items	Q3 2003	Q3 2002%		YTD 2003	YTD 2002%
Operating revenues	1,830	1,815	0.8	5,518	5,496	0.4
Operating EBITDA	754	691	9.1	2,334	2,000	16.7
EBIT	429	352	21.9	1,358	967	40.4
EBITDA margin	41.2%	38.1%		42.3%	36.4%

        In the third quarter of 2003, total operating revenues from the Fixed division increased by 0.8%. Lower revenues resulting from the shift from retail volumes to wholesale volumes due to local CPS, fixed-to-mobile substitution and direct billing of Internet minutes by ISPs are more than offset by an increase in revenues due to the delivery of Mobirail and Tetraned and growth of ADSL. Furthermore, Internet related traffic volumes showed a slight decrease as a result of the ongoing penetration of flat-fee broadband services (ADSL). In the third quarter of 2003, total traffic volumes within the Fixed division decreased by 6.2% to 19.23 billion minutes compared to the third quarter of 2002.

        Average tariffs for nearly all types of services provided by our Business Unit Fixed Telephony showed a positive development. Tariffs at our Business Unit Carrier Services were lower than in 2002, while traffic volumes went up because of services such as (local) Carrier (Pre) Select and Internet Originating Services.

        On July 24, 2003, OPTA announced that KPN is required to reduce the wholesale tariffs for calls originating in its fixed network by 10% and to reduce the tariffs payable by other operators for traffic terminating on the KPN network by 5%. This would negatively impact KPN's operating EBITDA for 2003 by EUR 15 million. KPN lodged an appeal with the president of the district court of Rotterdam in interlocutory proceedings ("de voorzieningenrechter"), but on October 9, 2003, the claim was dismissed. KPN will now await the procedure on the complaint it lodged with OPTA last summer, the outcome of which, however, is not expected shortly.

Total number of connections in thousands at the end of Q3	2003	2002	%
PSTN	6,166	6,377	-3.3
ISDN	1,555	1,518	2.4

Total	7,721	7,895	-2.2

        All KPN Internet Service Providers (Planet Internet, Het Net and XS4ALL) reported higher revenues, as a result of the introduction of paid subscriber Internet services in The Netherlands, the increasing penetration of ADSL and the introduction of direct billing by ISPs for Internet usage.

Total number of connections in thousands at the end of Q3	2003	2002	%
ADSL	609	209	191.4

5

        Operating EBITDA increased, mainly due to lower operating expenses, resulting from the reduction in workforce and lower maintenance costs. Nevertheless, the EBITDA margin compared to the second quarter of 2003 has declined with 2.0% to 41.2% in the third quarter of 2003. Delivery of low margin projects such as Mobirail and Tetraned and the reduction of wholesale tariffs mainly contributed to this decline.

        EBIT improved due to a combination of better operational results (operating EBITDA) and lower depreciation—and amortization charges mainly stemming from the investment optimization programs since the end of 2001.

Business developments

        On September 23, 2003, KPN announced that it offers schools in the Netherlands 3 years' free broadband Internet through its subsidiary XS4ALL. KPN will offer an alternative to schools in areas where ADSL is not available at this moment. KPN's offer of free Internet access will allow schools to use their full budget for introducing new ICT-based learning methods and training teachers. KPN's offer was very well received by the various organizations representing the 11,500 schools the offer applies to.

        On October 1, 2003, KPN successfully introduced a new price package for fixed telephony business customers: BelZakelijk. In the first month, BelZakelijk already signed up more than 8,000 business customers. This package gives customers a call bundle ranging from EUR 25 to EUR 1,000 per month with discounts up to 25% depending on the call category and the call bundle. Every prepaid bundle remains valid for 12 months. With BelZakelijk, KPN increases its competitiveness in the business market segment and it is expected that this will be reflected in growing customer loyalty and help market share development

        KPN signed a contract to participate in the FME Members' Benefits Program. The Association FME-CWM brings together more than 3,000 companies in the metal, plastics, electronics and electro-technical industry and related sectors. The members benefit program is the FME's collective procurement program. Via the FME Members Benefit Program, KPN will offer attractive packages of fixed and mobile services.

        KPN signed large contracts with the City of Rotterdam for a Virtual Private Network (over 170 sites of the city of Rotterdam will be connected to the infrastructure, thus providing over 9,600 municipal employees access to these services); the Ministry of Transport, Public Works and Water Management for a Managed Road Infrastructure Network; and with the Land Registry for a Wide Area/Metropolitan Network.

        As part of the Broadband Access Strategy, KPN currently investigates possible solutions to create fibre to the home with several relevant parties.

        KPN completed the start-up phase of the second pilot with Fibre to the Home in the city of Almere. Delivery of services will take place in November, the first 80 connections have already been ordered. The network in Almere is based on a brand-new single fibre solution.

        On September 30, 2003, KPN reached 609,000 operational "ADSL by KPN" customers. KPN expects to have more than 700,000 "ADSL by KPN" customers at the end of this year.

6

Mobile division
(Amounts in millions of euro, figures not audited)

Excluding exceptional items	Q3 2003	Q3 2002%		YTD 2003	YTD 2002%
Operating revenues	1,324	1,243	6.5	3,802	3,486	9.1
Operating EBITDA	457	425	7.5	1,294	1,182	9.5
EBIT	197	167	18.0	509	350	45.4
EBITDA margin	34.5%	34.2%		34.0%	33.9%

        The 6.5% growth in operating revenues reflects higher revenues in The Netherlands, Germany and Belgium.

        The total number of subscribers increased from 13.2 million at the end of the third quarter of 2002 to 14.2 million at the end of the third quarter of 2003. This increase was the result of an increase in post-paid customers by approximately 0.6 million and an increase in pre-paid customers by approximately 0.4 million. Besides an increased customer base, revenues per customer also showed a positive development. The increase in customers is mainly notable in Germany, which contributed 930 thousand additional customers compared to the same period last year.

        At the end of the third quarter of 2003, the Mobile division had 541,000 i-mode customers.

Total number of subscribers in thousands as of September 30	2003	2002	%
The Netherlands	5,038	5,044	-0.1
Germany	7,964	7,034	13.2
Belgium	1,162	1,145	1.5

Total	14,164	13,223	7.1

Of which I-mode	541	143

        Operating EBITDA increased due to improved operating EBITDA in The Netherlands and Belgium, which was in part offset by a decrease of the operating EBITDA in Germany as a consequence of the acquisition costs related to the increase of the customer base. The increase in EBIT was mainly due to positive developments in operating EBITDA.

Business developments

        With more than 8 million customers in Germany (as from mid-October), KPN Mobile is continuing to strengthen its position as the number-three operator in the German market. E-Plus is now targeting 9 million subscribers at the end of 2004 and an EBITDA margin in the range of 22-25% during 2004.

        At the end of September, KPN Mobile had 541,000 i-mode customers. Since the start of the summer, KPN has significantly expanded its i-mode offering in terms of handsets and services.

        In addition, KPN has recently introduced i-mode for prepaid customers in the Netherlands in August and Germany in November. Belgium is to follow shortly. In August, KPN Mobile The Netherlands introduced a brand new i-mode service from CNN: CNNlive. KPN Mobile is the first mobile operator in the world to offer its customers this new advanced Java service from CNN.

        The target is still to reach 1 million i-mode customers by the end of this year.

        During the third quarter, BASE has run an extensive campaign called "summer of freedom", consisting of multiple events, combined with newly styled offers. This has resulted in an increase of the aided brand awareness to a level of 86%. The subscriber base grew with 3% compared to the second

7

quarter 2003. However, this growth is slower than targeted. BASE has also worked out the strategy of partnering; wholesale is becoming a more important part of its business.

Other activities
(Amounts in millions of euro, figures not audited)

Excluding exceptional items	Q3 2003	Q3 2002%		YTD 2003	YTD 2002%
Operating revenues	229	280	-18.2	696	925	-24.8
Operating EBITDA	63	29	117.2	101	-3
EBIT	30	-22		-12	-143

        This segment mainly comprises other and supporting activities. Revenues decreased primarily due to the effects of the sale of our directory services activities, lower revenues from our retail activities and lower revenues of Xantic (driven by a lower dollar rate). Operating EBITDA and EBIT increased as a result of reorganizations and cost reduction programs.

Safe harbor

        Certain statements contained in this press release constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended December 31, 2002.

For more details visit http://www.kpn-corporate.com/

8

Appendix 1

        The exceptional items that were reported in the first three quarters of 2003 and 2002 are outlined below:

3rd quarter
			YTD Q3
2003
	2002	(Amounts in millions of euro)	2003	2002
		Mobile
—	—	Gain resulting from the termination agreement MobilCom	222	—
—	—	Book profit on the sale of UMC	15	—
—	—	Book profit on the sale of Pannon GSM	—	335
—	30	Settlement of Indonesian intermediate holding companies of Telkomsel	—	30

		Other activities
—	—	Book profit on the sale of Directory Services	435	—
—	—	Book profit on real estate	—	22

—	30	Total impact on operating revenues	672	387

		Fixed
3	—	Addition/release restructuring provision	9	—
-5	—	Additional loss on the sale of SNT France	-5	—
-6	—	Write-down of short term receivables Business Solutions	-6	—
—	—	Write-down of assets held for sale and inventories	—	-53
—	—	Provision for settlement and related issues KPNQwest and charges related to KPN Belgium	—	-47

		Other activities
—	—	Book loss on the sale of Network Construction	—	-68
-3	—	Addition/release restructuring provision	-3

-11	30	Total impact on operating EBITDA	667	219

		Impairment charges
-42	—	Impairment on tangible fixed assets Fixed	-42	—
—	—	Impairment on goodwill E-Plus and BASE (Mobile)	—	-1,882
—	—	Impairment on UMTS license E-Plus and UMTS/GSM licenses BASE (Mobile)	—	-5,382
—	—	Impairment goodwill KPNQwest (Other activities)	—	-31
		Impairments fixed assets relating to KPNQwest:
—	—	Fixed Networks	—	-34
—	—	Business Solutions	—	-53
—	—	Other activities	—	-6
—	—	Impairment on fixed assets KPN Belgium	—	-100
—	—	Impairment on intangible fixed assets	-15	—
—	—	Impairment on goodwill on SNT	-38	—

-53	30	Total impact on EBIT and profit/loss before tax	572	-7,269

		Taxation
—	—	Valuation allowance deferred tax assets E-Plus and BASE	—	-606
19	—	Tax effect on exceptional items	28	66

		Income from participating interests
—	—	Adjustment to net realizable value Hutchison 3G UK	—	-1,166
—	—	Adjustment to net realizable value Ceský Telecom	—	-38
—	—	Impairment net asset value KPNQwest	—	-270

-34	—	Total impact on Group profit/loss after taxes	600	-9,283

		Minority interest
1	—	Minority's share of impairment goodwill and tax effect SNT	15	—

-33	30	Total impact on profit/(loss) after taxes	615	-9,283

9

Press Release
Date
November 10, 2003
Number
Leo Roobol resigns from KPN Board	064pe

        Leo Roobol, Member of the Management Board of KPN and director of the Fixed Network Division, has decided to step down with immediate effect on health grounds. Roobol, who joined the Board of Management in April 2000, will continue his involvement with the Board as an advisor. The Supervisory Board regrets his departure yet respects his decision.

        Eelco Blok, director Operator Fixed Networks, will fill in for Roobol as of today.

Quarterly report KPN
Third quarter of 2003

November 10, 2003

Profile

        KPN offers high-quality telecommunication services to both consumers and businesses. The core businesses of KPN are: telephony and data/IP services through the fixed network in The Netherlands, data/IP services in Western Europe through KPN EuroRings and mobile services in The Netherlands, Germany and Belgium. KPN is market leader in the major segments of the Dutch telecommunications market. Through E-Plus in Germany and BASE in Belgium, KPN is the third mobile operator in both countries.

        At the end of the third quarter of 2003, with 29,607 employees, KPN serviced 7.7 million fixed line and 1.5 million Internet customers in The Netherlands, and 14.2 million mobile customers in The Netherlands, Germany and Belgium.

        KPN's credit ratings are Baa1 (stable outlook) at Moody's and BBB+ (positive outlook) at Standard and Poor's.

        KPN was incorporated in 1989 and is listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Safe harbor

        Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended December 31, 2002.

2

Segmentation and other information

        In 2003, the former Fixed Networks and Business Solutions divisions merged into one Fixed division in order to reduce internal complexity. KPN expects this restructuring to have a positive effect on customer satisfaction and efficiency. For comparative purposes, KPN will continue to separately report the operating revenues, operating EBITDA and operating profits or losses of these former divisions. Within the Fixed division, certain operating activities that were part of the unit Carrier Services were transferred to the unit Fixed Network Operator. The unit Consumer Internet and Media Services—that held the interests of the ISPs Planet Internet, Het Net and XS4ALL—was dissolved.

        All comparative information has been restated in order to reflect the new organizational structure.

Change in accounting policy

        With effect from January 1, 2003, KPN changed its accounting policy for asset retirement obligations, in order to bring its accounting policies in line with SFAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". Prior to that date, provisions for asset retirement obligations were built up during the estimated useful life of the assets concerned, using the linear method. With effect from January 1, 2003, the asset retirement costs are capitalized as part of the carrying amount of tangible fixed assets and are expensed either as depreciation costs over the estimated useful life of the asset or impairment charges. The asset retirement obligation is stated at net present value using a discount rate equal to the credit-free risk-free interest rate of the related asset.

        The change in accounting policy had the following impact on KPN's Balance Sheet compared to the year ended December 31, 2002: a provision for asset retirement obligations of EUR 72 million was recognized, an amount of EUR 66 million was added to tangible fixed assets and the remaining EUR 6 million was charged against shareholders' equity. The effect of the change in accounting policy on the Statement of Income for the year 2003 is insignificant.

        The other accounting policies that were used in the preparation of this quarterly report are unchanged from the accounting policies set out in KPN's Annual Report for the year ended December 31, 2002.

        All figures shown throughout this report are unaudited. Certain figures may be subject to rounding differences.

3

Consolidated key financial figures

Statement of Income (including exceptional items)

3rd quarter				Income statement KPN N.V. (Amounts in millions of euro, including	3rd quarter YTD
2003	2002	Dev.	%	exceptional items)	2003	2002	Dev.	%
3,082	3,057	25	0.8	Total operating revenues	9,793	9,421	372	3.9

				Of which:
1,830	1,815	15	0.8	Fixed	5,518	5,496	22	0.4
1,324	1,273	51	4.0	Mobile	4,039	3,851	188	4.9
229	280	-51	-18.2	Other activities	1,131	947	184	19.4
-301	-311	10	3.2	Inter-division sales	-895	-873	-22	-2.5

-1,819	-1,882	63	3.3	Total operating expenses	-5,397	-6,023	626	10.4

1,263	1,175	88	7.5	Operating EBITDA(1)	4,396	3,398	998	29.4
				Of which:
746	691	55	8.0	Fixed	2,332	1,900	432	22.7
457	455	2	0.4	Mobile	1,531	1,547	-16	-1.0
60	29	31	106.9	Other activities	533	-49	582	n/a
-660	-648	-12	-1.9	Depreciation and amortization	-1,969	-9,493	7,524	79.3
				Of which:
-582	-566	-16	-2.8	Depreciation and impairments	-1,677	-1,892	215	11.4
-78	-82	4	4.9	Amortization and impairments	-292	-7,601	7,309	96.2

603	527	76	14.4	Operating profit/(loss) EBIT	2,427	-6,095	8,522	n/a

379	352	27	7.7	Of which: Fixed	1,276	680	596	87.6
197	197	0	0	Mobile	746	-6,549	7,295	n/a
27	-22	49	n/a	Other activities	405	-226	631	n/a
-205	-256	51	19.9	Financial income and expenses	-639	-840	201	23.9

398	271	127	46.9	Profit/(loss) before taxes	1,788	-6,935	8,723	n/a

-256	-190	-66	-34.7	Taxation	-715	-1,012	297	29.3
-4	-7	3	42.9	Income from participating interests	-4	-1,602	1,598	99.8

138	74	64	86.5	Group profit/(loss) after taxes	1,069	-9,549	10,618	n/a

1	-6	7	n/a	Minority interests	23	0	23	n/a

139	68	71	104.4	Profit/(loss) after taxes	1,092	-9,549	10,641	n/a

(1)
KPN defines operating EBITDA as operating profit/(loss) before depreciation, amortization and impairments. Operating EBITDA is a non-GAAP financial measure that is regarded internally—together with other financial and operational measures—as a key performance indicator. Operating EBITDA should however not be regarded as an alternative to operating profit, profit or loss after taxes, cash flows or other statements of operations or cash flows calculated in accordance with Dutch or US GAAP, nor can operating EBITDA be regarded as an indicator of our operating results or cash flows.

4

Cash Flow statement

3rd quarter				Cash Flow Statement	3rd quarter YTD
2003	2002	Dev.	%	(Amounts in millions of euro)	2003	2002	Dev.	%
1,188	1,336	-148	-11.1	Net cash flow provided by/used in operating activities	2,946	2,778	168	6.0
-367	-223	-144	-64.6	Net cash flow provided by/used in investing activities	36	-25	61	n/a
-721	-235	-486	-206.8	Net cash flow provided by/used in financing activities	-3,893	-5,056	1,163	23.0
100	878	-778		Change in cash and cash equivalents	-911	-2,303	1,392
839	1,096	-257	-23.4	Free cash flow(1)	2,132	2,058	74	3.6

(1)
Net cash flow from operating activities after capex, interest, tax and restructuring costs.

Earnings per share

3rd quarter(2)				Earnings per share	3rd quarter YTD
2003	2002	Dev.	%	(Amounts in euro)	2003	2002	Dev.	%
0.05	0.08	-0.03	-37.5	Profit/(loss) after taxes per ordinary share (non-diluted)	0.44	-3.97	4.41	n/a
0.06	0.08	-0.02	-25.0	Profit/(loss) after taxes per ordinary share on a fully diluted basis	0.44	-3.97	4.41	n/a

(2)
The earnings per share for the third quarter have been calculated by deducting the year-to-date earnings per share of the preceding quarter from the year-to-date earnings per share of the current quarter.

  If the earnings per share for the third quarter of 2003 had been calculated on a stand-alone basis (diluted and non-diluted), this would have resulted in EUR 0.06 per share (2002: EUR 0.03).

5

Exceptional items

        KPN defines exceptional items as those gains or losses that, in the view of management, are not directly related to KPN's continuing business operations or distort the analysis of KPN's underlying financial performance, measured in terms of operating revenues, operating EBITDA, operating profit or loss, group profit or loss after taxes and profit or loss before and after taxes, either due to the materiality of the amounts involved or the likelihood that such an event will recur in the near future. It should be noted that operating revenues, operating EBITDA, operating profit or loss and profit or loss before and after taxes excluding exceptional items cannot be considered to be financial measures under Dutch or US GAAP. In the past, the following main events were reported as exceptional items:

  •
  Impairment charges and other substantial write-downs on the value of assets, including goodwill and other intangible fixed assets.

  •
  Restructuring charges.

  •
  Gains or losses on the disposal of group companies, participating interests and other assets or activities.

Exceptional items for the third quarter of 2003 are:

Release restructuring provision

        In December 2001, KPN recorded a restructuring charge in the Netherlands of EUR 676 million for the costs associated with the restructuring. A charge of EUR 3 million in Other activities and a release of EUR 3 million in the division Fixed has been recorded in the third quarter of 2003 regarding combined elements of:

  •
  Costs relating to forced lay offs

  •
  Other costs associated with the restructuring

Additional loss on the sale of SNT

        As part of the original structure of the deal, SNT Group has a commitment to purchase the remaining 20% share of SNT Holding France as at 31 December 2003. Due to the disposal of the French SNT activities, an impairment on this purchase to come was made of EUR 5 million, including a tax effect of EUR 2 million and a minority interest of EUR 1 million.

Write-down of short-term receivables division Fixed

        Current assets relating to upfront payments of EUR 6 million have been charged to the P&L because of the forced migration to another operator in order to achieve the necessary capacity. These former upfront payments cannot be charged to the P&L over the contract term anymore.

Impairment on tangible fixed assets division Fixed

        An impairment test of certain assets in the Division Fixed resulted in an impairment charge of EUR 42 million.

        The exceptional items that were reported in the first three quarters of 2003 and 2002 are outlined below:

3rd quarter
			3rd quarter YTD
2003
	2002	(Amounts in millions of euro)	2003	2002
		Mobile
—	—	Gain resulting from the termination agreement MobilCom	222	—
—	—	Book profit on the sale of UMC	15	—
—	—	Book profit on the sale of Pannon GSM	—	335
—	30	Settlement of Indonesian intermediate holding companies of Telkomsel	—	30

		Other activities
—	—	Book profit on the sale of Directory Services	435	—
—	—	Book profit on real estate	—	22

—	30	Total impact on operating revenues	672	387

		Fixed
3	—	Addition/release restructuring provision	9	—
-5	—	Additional loss on the sale of SNT France	-5	—
-6	—	Write-down of short term receivables	-6	—
—	—	Write-down of assets held for sale and inventories	—	-53
—	—	Provision for settlement and related issues KPNQwest and charges related to KPN Belgium	—	-47

		Other activities
—	—	Book loss on the sale of Network Construction	—	-68
-3	—	Addition/release restructuring provision	-3

-11	30	Total impact on operating EBITDA	667	219

		Impairment charges
-42	—	Impairment on tangible fixed assets (Fixed)	-42	—
—	—	Impairment on goodwill E-Plus and BASE (Mobile)	—	-1,882
—	—	Impairment on UMTS license E-Plus and UMTS/GSM licenses BASE (Mobile)	—	-5,382
—	—	Impairment goodwill KPNQwest (Other activities)	—	-31
		Impairments fixed assets relating to KPNQwest:
—	—	Fixed Networks	—	-34
—	—	Business Solutions	—	-53
—	—	Other activities	—	-6
—	—	Impairment on fixed assets KPN Belgium	—	-100
—	—	Impairment on intangible fixed assets	-15	—
—	—	Impairment on goodwill on SNT	-38	—

-53	30	Total impact on EBIT and profit/loss before tax	572	-7,269

		Taxation
—	—	Valuation allowance deferred tax assets E-Plus and BASE	—	-606
19	—	Tax effect on exceptional items	28	66

		Income from participating interests
—	—	Adjustment to net realizable value Hutchison 3G UK	—	-1,166
—	—	Adjustment to net realizable value Ceský Telecom	—	-38
—	—	Impairment net asset value KPNQwest	—	-270

-34	—	Total impact on Group profit/loss after taxes	600	-9,283

		Minority interest
1	—	Minority's share of impairment goodwill and tax effect SNT	15	—

-33	30	Total impact on profit/(loss) after taxes	615	-9,283

Highlights for the first three quarters of 2003

Results first three quarters of 2003

Operating revenues

Q3 2003 versus Q3 2002

        In the third quarter of 2003, total operating revenues increased by EUR 25 million, or 0.8%, to EUR 3,082 million (2002: EUR 3,057 million). Excluding exceptional items, operating revenues increased by EUR 55 million, or 1.8%, to EUR 3,082 million in the third quarter of 2003 (2002: EUR 3,027 million). The core segments of KPN (including their intercompany revenues, excluding exceptional items) recorded a growth of EUR 96 million (3.1%) compared to the same period last year.

        The main developments in operating revenues, excluding exceptional items, in the third quarter of 2003, were:

  •
  In the Fixed division, operating revenues increased by EUR 15 million.

  •
  Operating revenues within Fixed Networks decreased by EUR 48 million. The increase in operating revenues of the unit Carrier Services continued in the third quarter of 2003, stemming from the shift from retail towards wholesale revenues as a result of services such as (local) Carrier (Pre) Select. This increase was more than offset by lower operating revenues because of some loss of market share of the Fixed Telephony unit. This loss is caused by competition from carrier preselect operators, migration from Internet traffic to the originating model or ADSL and fixed to mobile substitution. Furthermore, SNT (deconsolidation effects) and Fixed Networks Operator (lower activities towards other units within KPN due to cost savings) contributed to lower revenues within Fixed Networks.

  •
  Operating revenues of Business Solutions increased by EUR 35 million, mainly as a result of the increased installed customer base in ADSL and the delivery of two major projects regarding Integrated Solutions (Mobirail and Tetraned).

  •
  Lower level of intra-division revenues of EUR 28 million.

  •
  Operating revenues of the Mobile division increased by EUR 81 million, reflecting an improvement of traffic revenues in The Netherlands, Germany and Belgium. The customer base of E-Plus increased from 7,034,000 in September 2002 to 7,964,000 in September 2003, bringing the total customer base of KPN Mobile to 14.2 million at the end of the third quarter of 2003.

  •
  Other activities reported EUR 51 million lower revenues, primarily due to the effect of the deconsolidation of Directory Services, lower revenues from Xantic mainly driven by a lower dollar rate and lower revenues from our retail activities.

  •
  Inter-division revenues decreased from EUR 311 million in the third quarter of 2002 to EUR 301 million in 2003.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total operating revenues increased by EUR 372 million, or 3.9%, to EUR 9,793 million (2002: EUR 9,421 million). Excluding exceptional items, operating revenues increased by EUR 87 million, or 1.0%, to EUR 9,121 million in the first three quarters of 2003 (2002: EUR 9,034 million). This increase in operating revenues by EUR 87 million in the first three quarters of 2003, excluding exceptional items, can be divided as follows:

  •
  Operating revenues in the Fixed division increased by EUR 22 million. The decrease in Fixed Networks of EUR 85 million (mainly as a result of lower revenues as a result of losing some market share resulting in a shift from retail volumes to wholesale volumes) was more than offset by an slight increase in Business Solutions of EUR 8 million and lower intra-division revenues of EUR 99 million.

  •
  The Mobile division reported a sound growth of EUR 316 million due to higher traffic revenues in the first three quarters of 2003 compared to the same period last year and the net consolidation effects in the first quarter of 2003 (full consolidation of E-Plus as of March 13, 2002 and deconsolidation of Pannon GSM as of February 4, 2002).

  •
  Other activities decreased by EUR 229 million mainly caused by deconsolidation effects and the lower dollar related revenues of Xantic.

  •
  Furthermore, inter-division revenues increased by EUR 22 million.

Operating EBITDA

Q3 2003 versus Q3 2002

        In the third quarter of 2003, operating EBITDA increased by EUR 88 million, or 7.5%, to EUR 1,263 million (2002: EUR 1,175 million). Excluding exceptional items, operating EBITDA increased by EUR 129 million, or 11.3%, to EUR 1,274 million (2002: EUR 1,145 million).

        The increase in operating EBITDA excluding exceptional items, was caused by:

  •
  Operating EBITDA of the Fixed division increased by EUR 63 million, due to lower maintenance costs and the on-going cost reduction programs (especially at the unit Fixed Network Operator).

  •
  Operating EBITDA of the Mobile division increased by EUR 32 million, whereby the operating EBITDA of The Netherlands and Belgium improved and the operating EBITDA of Germany decreased as a consequence of higher acquisition costs related to the growth of the customer base.

  •
  Other activities' operating EBITDA increased by EUR 34 million, mainly due to cost saving programs, including the savings caused by workforce reduction.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total operating EBITDA increased by EUR 998 million, or 29.4%, to EUR 4,396 million (2002: EUR 3,398 million). Excluding exceptional items, operating EBITDA increased by EUR 550 million, or 17.3%, to EUR 3,729 million in the first three quarters of 2003 (2002: EUR 3,179 million).

        This increase in operating EBITDA, excluding exceptional items, resulted from:

  •
  a significant increase in operating EBITDA in the Fixed division by EUR 334 million as a result of lower purchasing costs of traffic, lower maintenance costs and the on-going cost reduction programs;

  •
  a contribution of EUR 112 million in the Mobile division to the total operating EBITDA growth due to higher traffic revenues and consolidation effects;

  •
  other activities, which increased by EUR 104 million mainly caused by cost saving programs, including the savings caused by workforce reduction.

        An overview of the operating EBITDA margin by division, excluding exceptional items, is provided in the table below:

3rd quarter
			3rd quarter YTD
2003
	2002	As a % of operating revenues, excluding exceptional items	2003	2002
41.2	38.1	Fixed	42.3	36.4
34.5	34.2	Mobile	34.0	33.9
27.5	10.4	Other activities	14.5	-0.3

41.3	37.8	Total operating EBITDA margin	40.9	35.2

        Operating EBITDA margin of the Mobile division remains relatively stable from 34.4% in the first quarter of 2003 to 33.1% in the second quarter of 2003 to 34.5% in the third quarter of 2003. The EBITDA margin of the division Fixed in the third quarter of 2003 declined to 41.2% compared to the first quarter of 2003 (42.5%) and the second quarter of 2003 (43.2%). The reduction of wholesale tariffs as well as low margins projects such as Mobirail and Tetraned mainly contributed to this decline.

EBIT

Q3 2003 versus Q3 2002

        In the third quarter of 2003, EBIT increased by EUR 76 million to EUR 603 million (2002: a profit of EUR 527 million). Excluding exceptional items, EBIT amounted to EUR 656 million (2002: EUR 497 million). This increase mainly reflected the improvement in operating EBITDA, and was further strengthened by lower amortization and depreciation charges as a result of the CAPEX optimization programs (Mobile and Fixed).

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, EBIT increased by EUR 8,522 million to EUR 2,427 million (2002: a loss of EUR 6,095 million). Excluding exceptional items, EBIT amounted to EUR 1,855 million (2002: EUR 1,174 million). This increase reflected the improvement in operating EBITDA, and was further strengthened by lower amortization and depreciation charges as a result of impairments recognized in the first half of 2002 (mainly on goodwill and licenses in Mobile) and the CAPEX optimization programs (Mobile and Fixed).

Financial income/(expenses)

Q3 2003 versus Q3 2002

        In the third quarter of 2003, net financial expenses amounted to EUR 205 million (2002: EUR 256 million). Financial expenses decreased by EUR 51 million mainly because of regular and early redemptions of outstanding loans in the fourth quarter of 2002 and the early redemption in the first half of 2003 of the BellSouth loan facility.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, net financial expenses amounted to EUR 639 million (2002: EUR 840 million). This decrease of EUR 201 million was due to regular and early redemptions of outstanding loans during 2002 and the first half of 2003 and the early redemption in the first half of 2003 of the BellSouth loan facility.

Result before taxes

Q3 2003 versus Q3 2002

        In the third quarter of 2003, profit before taxes amounted to EUR 398 million, compared to EUR 271 million in 2002. Excluding exceptional items, the result before taxes improved from a profit of EUR 241 million in the third quarter of 2002 to a profit of EUR 451 million in 2003.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, result before taxes amounted to EUR 1,788 million, compared to a loss of EUR 6,935 million in 2002. Excluding exceptional items, the result before taxes improved from a profit of EUR 334 million in the first three quarters of 2002 to a profit of EUR 1,216 million in 2003.

Taxation

Q3 2003 versus Q3 2002

        In the third quarter of 2003, the total tax charge amounted to EUR 256 million and the effective tax rate was 64%. After excluding the effect of the exceptional items, the effective tax rate amounted to 61%. The relatively high effective tax rate is mainly the result of the fiscal structure of KPN, where no deferred tax assets are recognized on the operating losses of the German mobile activities.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, the total tax charge amounted to EUR 715 million and the effective tax rate was 40%. After excluding the effect of exceptional items, the effective tax rate amounted to 61%.

Income from participating interests

Q3 2003 versus Q3 2002

        In the third quarter of 2003, income from participating interests amounted to a loss of EUR 4 million (2002: a loss of EUR 7 million).

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, income from participating interests amounted to a loss of EUR 4 million (2002: a loss of EUR 1,602 million). Excluding exceptional items, income from participating interests was a loss of EUR 4 million (2002: a loss of EUR 128 million). This improvement was primarily due to the operating losses of KPNQwest that were still included in income from participating interest in the first quarter of 2002.

Results after taxes

Q3 2003 versus Q3 2002

        In the third quarter of 2003, total profit after taxes amounted to EUR 139 million (2002: a profit of EUR 68 million). Excluding exceptional items, profit after taxes amounted to EUR 172 million (2002: a profit of EUR 38 million).

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total profit after taxes amounted to EUR 1,092 million (2002: a loss of EUR 9,549 million). Excluding exceptional items, profit after taxes amounted to EUR 477 million (2002: a loss of EUR 266 million).

Cash flow

Q3 2003 versus Q3 2002

        In the third quarter of 2003, cash flow from operating activities amounted to EUR 1,188 million (2002: EUR 1,336 million). Free cash flow amounted to EUR 839 million (2002: EUR 1,096 million).

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, cash flow from operating activities amounted to EUR 2,946 million (2002: EUR 2,778 million). Free cash flow amounted to EUR 2,132 million (2002: EUR 2,058 million).

Net debt

        At the end of the third quarter of 2003, net debt (interest bearing debt minus cash and cash equivalents) decreased to EUR 9.4 billion, compared to EUR 10.2 billion at the end of the second quarter of 2003 and EUR 13.9 billion at the end of the third quarter of 2002. The reduction was caused by the positive operational free cash flow during the third quarter.

Dividend payment resumed

        Following the successful execution of KPN's debt reduction strategy the Board has decided to propose to start paying a cash dividend again to KPN's shareholders. KPN intends to pay a cash dividend of EUR 0.12 per share in respect of the year ending December 2003. This proposed dividend will be presented for approval at the Annual Shareholders Meeting due to be held on the 15th of April 2004 and paid out shortly afterwards. It is the Board's intention to offer no scrip alternative.

Legal and financial restructuring KPN Mobile

        In February 2001, KPN finalized the legal restructuring of its activities in Germany, which resulted in a German partnership structure that is transparent for German corporate income tax purposes and in consequence constitutes a permanent establishment of KPN Mobile (the "German permanent establishment") for German tax purposes, covering all of KPN Mobile's German operations, including its 77.49% interest in E-Plus.

        In December 2002, KPN restructured its Mobile activities in order to arrive at a more transparent financial structure and to strengthen KPN Mobile's financial position. The financial restructuring consisted of various steps under which KPN converted EUR 14 billion of outstanding shareholder loans into 7 billion newly issued ordinary KPN Mobile shares with a nominal value of EUR 2 per share. In addition, KPN sold its EUR 2.2 billion shareholder loans in E-Plus to KPN Mobile for an amount of EUR 0.6 billion. These are non-cash transactions and are therefore not included in the cash flow statements.

        Subsequently, the financial restructuring led to a capital injection in E-Plus of EUR 1.9 billion, with which E-Plus repaid its project financing for the same amount. Whether Royal KPN or KPN Mobile will further re-finance E-Plus in 2003 or later has not yet been decided.

Tax consequences of the legal and financial restructuring

        At present, KPN is in discussions with the Dutch tax authorities regarding the tax consequences of the legal restructuring of KPN Mobile's German activities finalized in February 2001 as well as the financial restructuring of KPN Mobile per December 2002. In those discussions the valuation of KPN Mobile for tax purposes per December 2002 plays an important role, as this fiscal value could directly influence the fiscal loss to be recognized by KPN and the corresponding gain to be recognized by KPN Mobile. Also the Dutch fiscal qualification of the investment in and the loans to the German partnership is under discussion.

        Furthermore, the fiscal valuations of the 77.49% interest in E-Plus held by KPN Mobile per February 2001 and per December 2002 are subject of the discussions. These valuations are of relevance in determining the fiscal loss that KPN Mobile may have suffered on the loans it provided to or its investment in E-Plus. The fiscal valuations will also determine the February 2001 opening balance and December 2002 fiscal value of the investment in the German partnership or the assets of the German branch of KPN Mobile and thus the amortization and/or impairment charge deductible for Dutch tax purposes.

        If the discussions with the tax authorities ultimately do not lead to an outcome acceptable to KPN, the case could be taken to court. The outcome of a potential court case remains unpredictable and could take several years.

        According to Dutch tax law the difference between the nominal value and the fiscal value of the converted shareholder loans as well as the purchased loans could lead to a fiscal loss for KPN and a corresponding fiscal gain for KPN Mobile. KPN's current best estimate of such difference is approximately EUR 8 billion, however the difference could even be somewhat higher.

        In a worst-case scenario this could lead to a direct tax payable of more than EUR 3 billion at KPN Mobile and a corresponding (recognized) carry forward loss at KPN. However, any material direct cash out resulting from the above restructuring is unacceptable for KPN and thus will be challenged. The final determination of whether there is any current tax liability for KPN Mobile, and the amount of such liability, could require up to several years, thus there is uncertainty as to the timing of cash flows for any tax liability for KPN Mobile.

        Whether any fiscal gain at KPN Mobile will materialize is however still very uncertain. There is a chance that the Dutch tax law infringes on this point with European legislation and that the gain should be treated as a tax-exempt capital contribution. Another potential outcome would be that the gain could be (partly or more than) offset with prior realized tax losses. Those losses could have a permanent or a temporary character, depending on the fiscal qualification of the facts. The availability of definite tax losses would result in recognition of compensating tax assets. Temporary tax losses only affect the timing of—and will in this case postpone—the cash outflow.

        Also the valuations and more specific the relevant timing of the goodwill and license impairments for tax purposes are not certain. As a consequence the amounts of potential permanent or temporary tax losses available to offset any potential gain are uncertain.

        There is even a small chance that the tax authorities may claim that part of the shareholder loans provided to KPN Mobile, E-Plus or intermediate German entities should be deemed equity for tax purposes, meaning that the conversion or devaluation of the loans would have no tax effects.

        Based on the foregoing, KPN reaffirms its expectation that KPN, KPN Mobile and E-Plus will not pay tax during 2003 and 2004.

Financing

(Early) Redemptions

        In the third quarter of 2003, KPN was able to early redeem part of the Convertible Bond due in 2005 for a total of EUR 286 million, the Eurobond due in 2006 for EUR 105 million and the Global bond due in 2005 for EUR 16 million, leading to a total of EUR 407 million of early redemptions. Besides this, KPN redeemed the full amount of EUR 50 million drawn on its securitization program. The program remains in place, although the total amount of the program has been reduced to EUR 200 million from EUR 250 million. In addition to the EUR 407 million of early redemptions in the third quarter, KPN was able to early redeem EUR 671 million in October.

Rehedge of the 30 years Cross Currency Swap

        In 2000, KPN issued a USD 1 billion Global bond 2000—2030. According to our risk management policies, KPN used a financial instrument (fixed Euro rate cross currency swap) to reduce the foreign currency exposure related to this bond. In the third quarter, this swap has been rehedged into a floating Euro rate cross currency swap. This instrument continues to protect KPN from currency rate risk on the USD 1 billion Global Bond 2000—2030.

        The original swap contained a break-clause where both parties had a (mutual put) right to terminate the transaction against market value on previously agreed put dates (put dates: USD 500 million on October 1, 2003 and USD 500 million on October 1, 2004). The counter party indicated that it wanted to exercise its put right on October 1, 2003. In response, KPN decided to rehedge the total amount of USD 1 billion on July 22, 2003 (USD 500 million) and September 9, 2003 (USD 500 million) with other counter parties.

        The USD rate has weakened significantly since the bond was issued. The lower USD rate in the rehedge has resulted in a decrease of the Euro-equivalent of the Global bond 2000—2030 from EUR 1,132 million to EUR 891 million, leading to a gross debt reduction of EUR 241 million. The net debt has increased by EUR 71 million, because of the negative market value of the original swap. These expenses have been capitalized and will be amortized within the remaining lifetime of the bond (27 years). The average floating interest rate on the new swaps is Euribor plus 2.7% (current level 4.9%), which is expected to be beneficial to KPN compared to the fixed interest rate of approximately 7.6% on the original swap. Consequently KPN's relatively low portion of floating rate debt (3% of total debt) has increased to 10%.

Dutch State sells 12% of KPN's outstanding shares

        On September 19, 2003, the Dutch State sold 300 million ordinary shares in KPN through a block sale to Citigroup. Citigroup has placed these shares with Institutional Investors. By selling this 12% stake, the Dutch State's stake declined from 31.4% to 19.3%.

Miscellaneous

Hutchison 3G UK

        On March 11, 2003, Hutchison 3G UK Holdings Ltd. ("Hutchison") requested KPN Mobile to provide additional funding amounting to GBP 150 million (currently approximately EUR 220 million) by means of a subordinated loan. KPN Mobile informed Hutchison on April 24, 2003, that on the basis of the shareholders' agreement between KPN Mobile and Hutchison Whampoa Ltd. ("HWL"), the cash call of Hutchison was considered not to be valid under the shareholders agreement. Subsequently, HWL granted an extra loan to Hutchison of GBP 150 million.

        Following this, KPN Mobile came to the conclusion that there were sufficient grounds to issue a Default Put Option Notice to HWL under the shareholders agreement, due to the fact that it considered HWL to be in material breach of the shareholders agreement. On May 27, 2003, KPN Mobile served this notice upon HWL requiring HWL to buy its shareholding in Hutchison at 140% of the fair value, to be determined by an independent investment banker.

        HWL issued a claim form on June 2, 2003, in the English High Court, seeking a declaration that the March 11 funding call was a valid funding call under the shareholders agreement, and to seek unspecified damages.

        On June 2, 2003, HWL also served a notice seeking the transfer of (a part of) KPN Mobile's shareholding in Hutchison in return for a cession of a GBP 150 million loan granted by HWL to Hutchison. KPN Mobile was originally requested to grant such loan to Hutchison under the March 11 funding request.

        On June 30, 2003, KPN Mobile filed their defense and counterclaim with the High Court of Justice in London.

        On July 10, the High Court decided to apply an accelerated timetable for the proceedings and the trial date was set for November 10, 2003.

        On November 7, 2003, KPN Mobile and HWL have resolved their disputes. KPN Mobile will transfer its 15% shareholding in Hutchison to HWL for GBP 60 million and three further planned payments each of GBP 10 million in 2005, 2006 and 2007. HWL will assume legal ownership of the shares after the final payment and KPN Mobile will not exercise its rights in respect of the shares in the interim. The court actions and shareholders agreement between the parties have been terminated. KPN Mobile has no further financial commitments to Hutchison.

        In the second quarter of 2002, KPN had estimated the net realizable value of the participation in Hutchison at nil. The accounting of the above settlement will be recognized in the fourth quarter.

Mobile terminating tariffs

        In July 2002, the Dutch regulator OPTA published policies regarding the regulation of mobile terminating access tariffs ("MTA tariffs"). These policies stipulate that as of December 2002 the MTA tariffs of KPN Mobile (and Vodafone) can be no higher than EUR 0.1568 on average and as of April 1, 2003, no higher than EUR 0.1296 on average. As of December 2002 the MTA tariffs of the other Dutch operators can be no higher than EUR 0.1828 on average and as of April 1, 2003, no higher than EUR 0.1648 on average. These policies led to several proceedings in which OPTA decided in line with these policies. In November 2002 the Court of Rotterdam suspended the decisions of OPTA in an interlocutory proceeding and KPN Mobile (and the other Dutch mobile operators) therefore did not have to lower the MTA tariffs.

        On April 29, 2003, the Court of Rotterdam annulled OPTA's decision in the dispute between KPN Mobile and O2. According to the Court, the Telecommunications Act creates only jurisdiction for OPTA to rule in interconnection disputes (and related tariffs) when operators have a direct interconnection relation. Since the mobile networks of O2 and KPN Mobile are interconnected indirectly OPTA had no jurisdiction to rule on O2's MTA tariffs. All original decisions of OPTA of summer 2002 remain suspended. OPTA appealed to the judgment of the Court and announced that it would not act in all remaining disputes prior to the decision in the appeal procedure.

        Since OPTA was unable to intervene, the Dutch Competition Authority ("NMa") announced in April to re-activate its investigation into MTA tariffs, by sending out requests for information to mobile operators. NMa announced the expectation to finish the investigation into a potential abuse of a dominant position of operators to be finalized before year-end 2003.

i-mode customers

        On August 22, 2003, KPN announced that it has more than 400,000 i-mode customers in Germany, Belgium and the Netherlands. On September 30, 2003, this number had increased to 541,000. KPN maintains its previously stated target of 1 million i-mode customers by the end of the year.

E-Plus customer base over 8 million

        On October 15, 2003, KPN announced that its German subsidiary E-Plus had passed the milestone of 8 million customers, well ahead of schedule. E-Plus targets 9 million customers by the end of 2004.

OPTA decision on interconnection

        On July 24, 2003, OPTA announced that KPN is required to reduce the wholesale tariffs for calls originating in its fixed network by 10% and to reduce the tariffs payable by other operators for traffic terminating on the KPN network by 5%. This would negatively impact KPN's operating EBITDA for 2003 by approximately EUR 15 million. KPN lodged an appeal with the president of the district court of Rotterdam in interlocutory proceedings ("de voorzieningenrechter"), but on October 9, 2003, the claim was dismissed. KPN will now await the procedure on the complaint it lodged with OPTA last summer, the outcome of which, however, is not expected shortly.

OPTA decision on customer packages

        On August 6, 2003, OPTA published a "Memorandum of findings" on regulation of prices at which KPN may offer residential and business customers discount packages. To KPN's disappointment, OPTA has decided not to allow KPN any extra scope for discounts and savings packages (especially flat fee). KPN is considering steps to bring about a change in OPTA's policy so as to be able to make available attractive offerings to customers. Steps under consideration range from recourse to the courts to initiatives focused on the Ministry of Economic Affairs, the Ministry with policy responsibility for the effect of OPTA's regulation.

Free broadband Internet offering to schools

        On September 23, 2003, KPN announced that it is offering 11,500 schools in the Netherlands 3 years' free broadband Internet through its subsidiary XS4ALL. KPN will provide fast broadband connections and access to advanced Internet services, free of charge. XS4ALL, a subsidiary of KPN, will supply the technology for the services. KPN will offer an alternative to schools in areas where ADSL is not available at this moment. KPN's offer of free Internet access will allow schools to use their full budget for introducing new ICT-based learning methods and training teachers.

Sale of Repair

        On October 16, 2003, KPN announced the sale of its repair activities to Teleplan International NV as of November 1, 2003. As of that date, Teleplan employs all 180 employees.

Wireless broadband Internet with WLAN from KPN

        On October 29, 2003, KPN announced that a WLAN pilot starting in December would enable KPN Mobile subscribers in the Netherlands to access the Internet and enterprise networks at broadband speeds at more than 200 public "hotspots" in the Netherlands and thousands more abroad. In addition, subsidiary Planet Internet's customers will be able to use over 120 KPN hotspots across the Netherlands as an extension of their ADSL subscription. WLAN combines the speed of the fixed Internet with the convenience of mobile working.

UMTS pilots with customers

        On October 29, 2003, KPN announced that it would shortly take a further step towards the introduction of data services using the UMTS network in the Netherlands. These services will be tested in practice in extensive pilots together with The Hague City Council, Siemens Netherlands, Rotterdam Municipal Port Management with the Loodswezen (pilotage) and Eneco Energie. For the pilots, KPN will utilize its UMTS network in large parts of the province of South Holland besides its GSM/GPRS network. The UMTS pilots will run for a number of months. They form part of the preparations of the market introduction of services over UMTS from mid 2004. In Germany, pilots in four cities are ongoing (Berlin, Düsseldorf/Duisburg, Munich, Hannover). In March 2004, at the CeBIT trade fair, KPN Mobile will announce and demonstrate UMTS-based services. KPN is investing EUR 1.4 billion in the rollout of UMTS networks in the Netherlands, Germany and Belgium from 2002 up to and including 2005.

Workforce and restructuring

        At the end of the third quarter of 2003, KPN employed a total of 29,607 FTEs (full time equivalents), of which 18,966 FTEs were subject to the KPN collective labor agreement in The Netherlands. At the end of 2002, this number was 20,533 FTEs. Of the 1,567 FTEs reduction in the first three quarters of 2003, 512 FTEs were due to the outsourcing of non-core activities (e.g. KPN Valley R&D activities and Logistics) and the remainder was reduction via the social plan and natural attrition.

KPN pension funds

        In the fourth quarter of 2002, KPN recognized an additional pension charge of EUR 52 million due to the fact that the coverage ratios at the end of 2002 of its main pension funds fell below certain thresholds. This amount was paid to the pension fund in May/June 2003.

        The next additional pension charge has to be paid in the second quarter of 2004 and will be calculated based on the coverage ratio of the pension funds in December 2003. If the circumstances on the financial markets do not change before the end of 2003 the next additional pension charge will be around EUR 13 million. The figures mentioned above are based on the situation as per October 31, 2003 (the calculated additional pension charge as per April 30, 2003 was EUR 111 million and per July 31, 2003 EUR 54 million).

        The total shortfall is EUR 303 million (shortfall as per April 30, 2003: EUR 397 million and per July 31, 2003 EUR 339 million), which has to be paid in 6 years. When the coverage ratio reaches the minimum reserve level at December 2003, the five-year period in which KPN has to fund the shortfall between the minimum level and the desired level starts. This would result in a charge of approx. EUR 55 million in 2003.

Outlook 2003

(Excluding possible impact Mobile termination reduction)

Outlook full year 2003	March 3, 2003	May 12, 2003	August, 22, 2003	November 10, 2003
Core revenues growth(1)
Fixed	0-2%(2)	0-2%	flat	flat
Mobile	5-10%	approx. 10%	approx. 10%	approx. 9%
Operating EBITDA growth(1)	minimum 5%	minimum 5%(3)	minimum 10%(4)	minimum 12%(5)
Profit before taxes(1)	more than EUR 1 billion	more than EUR 1 billion(3)	approx. EUR 1.4 billion(4)	approx. EUR 1.5 billion(5)
CAPEX	EUR 1.6 - 1.8 billion	approx. EUR 1.5 billion	approx. EUR 1.5 billion	approx. EUR 1.5 billion
Free Cash Flow(6)	approx. EUR 1.5 billion	approx. EUR 1.8 billion	more than EUR 2.0 billion	approx. EUR 2.4 billion
Net debt YE	less than EUR 10.5 billion	approx. EUR 10 billion	less than EUR 9.5 billion	approx. EUR 9.0 billion

(1)
Based on reported figures, excluding exceptional items

(2)
Outlook March: Fixed Networks 0-2%; Business Solutions: stable

(3)
Taking into account a possible pension shortfall of EUR 111 million as at April 30, 2003

(4)
Taking into account a possible pension shortfall of EUR 54 million as at July 31, 2003

(5)
Taking into account a possible pension shortfall of EUR 13 million as at October 31, 2003

(6)
Net cash flow from operating activities after capex, interest, tax and restructuring expenses

Fixed division

3rd quarter					3rd quarter YTD
2003	2002	Dev.	%	Fixed division (Amounts in millions of euro, excluding exceptional items)	2003	2002	Dev.	%
1,830	1,815	15	0.8	Operating revenues	5,518	5,496	22	0.4
				Of which:
1,584	1,632	-48	-2.9	Fixed Networks	4,869	4,954	-85	-1.7
534	499	35	7.0	Business Solutions	1,515	1,507	8	0.5
-288	-316	28	8.9	Intra-division sales	-866	-965	99	10.3
-1,076	-1,124	48	4.3	Operating expenses	-3,184	-3,496	312	8.9
754	691	63	9.1	Operating EBITDA	2,334	2,000	334	16.7
				Of which:
545	490	55	11.2	Fixed Networks	1,695	1,451	244	16.8
209	201	8	4.0	Business Solutions	639	549	90	16.4
-325	-339	14	4.1	Depreciation, amortization and impairments	-976	-1,033	57	5.5
429	352	77	21.9	EBIT	1,358	967	391	40.4
				Of which:
359	281	78	27.8	Fixed Networks	1,126	822	304	37.0
70	71	-1	-1.4	Business Solutions	232	145	87	60.0
41.2	38.1			Operating EBITDA margin (in %)	42.3	36.4

        In the first three quarters of 2003, despite stable operating revenues, the Fixed division reported a substantial increase in operating EBITDA of EUR 334 million and a strong growth in operating EBITDA margin, excluding exceptional items. This increase was realized through on going cost reductions and lower purchasing costs of traffic.

Operating revenues

        Operating revenues of the Fixed division can be analyzed as follows:

3rd quarter				Fixed division: Operating revenues (Amounts in millions of euro, excluding	3rd quarter YTD
2003	2002	Dev.	%	exceptional items)	2003	2002	Dev.	%
893	914	-21	-2.3	Fixed Telephony	2,735	2,843	-108	-3.8
701	687	14	2.0	Carrier Services	2,113	2,036	77	3.8
534	499	35	7.0	Business Solutions	1,515	1,507	8	0.5
392	469	-77	-16.4	Other units	1,245	1,384	-139	-10.0
-690	-754	64	8.5	Intra-division sales	-2,090	-2,274	184	8.1
1,830	1,815	15	0.8	Operating revenues	5,518	5,496	22	0.4

Q3 2003 versus Q3 2002

        In the third quarter of 2003, total operating revenues, excluding exceptional items, increased by 0.8% to EUR 1,830 million (2002: EUR 1,815 million).

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total operating revenues, excluding exceptional items, of the Fixed division increased by 0.4% to EUR 5,518 million (2002: EUR 5,496 million).

        The shift KPN experienced in 2001 and 2002, due to a loss of market share in the retail market, from retail volumes (Fixed Telephony unit) to wholesale volumes (Carrier Services unit), as a result of services such as (local) Carrier (Pre) Select and Internet Originating Services (or '0676- Internet services'

under which ISPs can bill their own customers for their internet usage) continued in the first three quarters of 2003.

        The following table sets out the developments in traffic volumes in 2003:

3rd quarter			3rd quarter YTD
2003	2002	In billions of minutes	2003	2002
3.08	3.89	Domestic local	10.38	13.19
1.94	2.26	Domestic long distance	6.27	7.27
5.02	6.15	Total domestic traffic	16.65	20.46
3.12	4.12	Internet-related traffic	10.70	15.22
0.61	0.65	Fixed-to-mobile	1.89	1.96
0.28	0.32	International	0.87	0.97
9.03	11.24	Total traffic volumes Fixed Telephony	30.11	38.61
2.77	2.56	Terminating	9.12	7.36
3.11	2.15	Originating voice	8.66	6.25
1.44	1.86	Originating Internet	5.04	4.34
1.44	1.33	Transit	4.47	4.13
1.70	1.67	International	4.92	4.64
10.46	9.57	Total traffic volumes Carrier Services	32.21	26.72
-0.26	-0.30	Other/Intercompany traffic within the division(1)	-0.87	-0.97
19.23	20.51	Total traffic volumes Fixed division	61.45	64.36

(1)
Other/Intercompany traffic within the division relates to international retail minutes Fixed Telephony, which are handled by Carrier Services and charged to Fixed Telephony as international wholesale minutes.

Fixed Telephony

Q3 2003 versus Q3 2002

        In the third quarter of 2003, total operating revenues of Fixed Telephony decreased by 2.3% to EUR 893 million (2002: EUR 914 million). Revenues from one-off connection fees and subscriptions increased due to the increase of subscription fees as of September 1, 2002 and a favorable change in the mix of PSTN/ISDN connections, partially offset by a decrease in the total number of connections.

Total number of connections in thousands at the end of Q3	2003	2002	%
PSTN	6,166	6,377	-3.3
ISDN	1,555	1,518	2.4

Total	7,721	7,895	-2.2

        Revenues from traffic decreased as a result of lower traffic volumes despite an increase in call set up charges and traffic fees by 3.5% as of July 1, 2003. Total traffic volumes decreased by 19.7% from 11.24 billion minutes in the third quarter of 2002 to 9.03 billion minutes in the third quarter of 2003.

        Total domestic traffic volumes decreased significantly by 18.4% to 5.02 billion minutes in the third quarter of 2003 (2002: 6.15 billion minutes), resulting from the introduction of local Carrier Pre Select (CPS) in the second half of 2002, increased competition in the business market and mobile-for-fixed substitution. Total Internet traffic volumes decreased by 24.3% to 3.12 billion minutes in the third quarter of 2003 (2002: 4.12 billion minutes). This is the result of the ongoing penetration of broadband (rendered on a flat fee basis via our ISPs recorded in Other units within the Fixed division).

        The following table provides an overview of the development in average tariffs and reflects the effect of the tariff increase in August 2002:

3rd quarter			3rd quarter YTD
2003	2002	In EUR/minute (=rates)	2003	2002
0.0311	0.0289	Domestic—Local voice	0.0301	0.0286
0.0218	0.0181	Local (Internet)	0.0205	0.0182
0.0436	0.0405	Domestic long-distance	0.0421	0.0398
0.2585	0.2497	Fixed-to-mobile	0.2562	0.2483
0.2019	0.2013	International	0.1964	0.1898

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total operating revenues of Fixed Telephony decreased by 3.8% to EUR 2,735 million (2002: EUR 2,843 million). Revenues from one-off connection fees and subscriptions increased due to higher rental fees and a favorable change in the mix of PSTN/ISDN connections. This was partially offset by a decrease in the total number of PSTN connections, due to increased competition in the business market and mobile-for-fixed solutions.

        However, the increase in one-off connection fees and subscriptions was more than offset by lower traffic fees, stemming primarily from lower traffic volumes despite an increase in call set up charges and traffic fees by 3.5% as of July 1, 2003. Total traffic volumes decreased by 22.0% from 38.61 billion minutes in the first three quarters of 2002 to 30.11 billion minutes in the first three quarters of 2003.

        Total domestic traffic volumes decreased significantly by 18.6% to 16.65 billion minutes in the first three quarters of 2003 (2002: 20.46 billion minutes), resulting from the introduction of local Carrier Pre Select (CPS) in the second quarter of 2002, increased competition in the business market and mobile-for-fixed substitution. Total Internet traffic volumes decreased by 29.7% to 10.70 billion minutes in the first three quarters of 2003 (2002: 15.22 billion minutes), and is the result of the ongoing penetration of broadband (rendered on a flat fee basis) and the wholesale Internet-originating services that Carrier Services provides to ISPs.

Carrier Services

Q3 2003 versus Q3 2002

        In the third quarter of 2003, total operating revenues of Carrier Services increased by 2.0% to EUR 701 million (2002: EUR 687 million). Higher traffic volumes and higher revenues from international wholesale services were the main factor behind this increase, partially offset by lower prices.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total operating revenues of Carrier Services increased by 3.8% to EUR 2,113 million (2002: EUR 2,036 million). Higher traffic volumes and higher revenues from transit services and local loop services (increased installed base of MDF-access) were the main factors behind this increase.

Business Solutions

Operational data	September 30, 2003	June 30, 2003	September 30, 2002	June 30, 2002
Number of ADSL connections (in thousands)	609	513	209	192
ADSL coverage The Netherlands	87%	87%	67%	65%
Market share consumer broadband	37%	35%	24%	24%
Number of leased lines 1)	77,877	82,370	96,676	106,656
% leased lines analog	64%	63%	62%	62%
% leased lines digital	36%	37%	38%	38%
Customer programs 2)	69	61	55	54

1)
As from Q1/2003, only leased lines with external revenues are stated. Figures 2002 are restated accordingly.

2)
As from Q1/2003, the definition of 'customer programs' has changed. In addition a number of programs was transferred to Business Solutions. Figures 2002 are restated accordingly.

Q3 2003 versus Q3 2002

        In the third quarter of 2003, operating revenues of the Business Solutions units increased by EUR 35 million to EUR 534 million (2002: EUR 499 million). The operating revenues of Transmission Services decreased as a result of migration of Leased Lines and Frame relay to xDSL-products. Consequently, the operating revenues of IP-services (ADSL) increased. At the end of the third quarter of 2003, ADSL customer installed base grew to almost 609,000 (2002: 209,000). KPN expects to have more than 700,000 "ADSL by KPN' customers at the end of this year. Furthermore, the operating revenues of Integrated Solutions increased in the third quarter of 2003 as a result of delivery of two major projects consisting of Tetraned (constructing and designing of a communication system for emergency/safety-services (police/fire-department/ambulance-service)) and Mobirail (design-build-maintain contact including service provisioning for a GSM-R Network) and more customer programs (a set of combined products and/or services, offered to clients). On the other hand, the sale of the activities of KPN Belgium early 2003 did have a negative impact on operating revenues.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, operating revenues of the Business Solutions units increased slightly by 0.5% to EUR 1,515 million (2002: EUR 1,507 million). The increase of the revenues of xDSL products, the additional revenues from the joint ventures Tetraned and Mobirail and increase in customer programs were almost offset by the decrease in the revenues of leased lines, and the impact of the sale of the activities of KPN Belgium early 2003.

Other units within the Fixed division

        The other units within the Fixed division include the ISPs Planet Internet, Het Net and XS4ALL, SNT, the call center company, the unit Fixed Network Operator and external distribution channels.

Q3 2003 versus Q3 2002

        In the third quarter of 2003, total operating revenues of the other units within the Fixed division decreased by 16.4% to EUR 392 million (2002: EUR 469 million). The increase in operating revenues of the ISPs Planet Internet and Het Net, resulting from the increase in the number of ADSL subscribers, the termination of free Internet provision by ISP Het Net and the effect of the Internet-originating services, was more than offset by lower revenues at SNT due to deconsolidation effects and by lower (internal) revenues from the unit Fixed Network Operator, leading to cost reductions at other units within KPN.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total operating revenues of the other units within the Fixed division decreased by 10.0% to EUR 1,245 million (2002: EUR 1,384 million) due to factors mentioned above.

Operating EBITDA

Q3 2003 versus Q3 2002

        In the third quarter of 2003, operating EBITDA of the Fixed division, excluding exceptional items, increased by 9.1% to EUR 754 million (2002: EUR 691 million). Operating EBITDA margin of the Fixed division increased from 38.1% in the third quarter of 2002 to 41.2%.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, operating EBITDA of the Fixed division, excluding exceptional items, increased by 16.7% to EUR 2,334 million (2002: EUR 2,000 million). Operating EBITDA margin of the Fixed division increased from 36.4% in the first three quarters of 2002 to 42.3%.

Fixed Networks

Q3 2003 versus Q3 2002

        In the third quarter of 2003, operating EBIT1DA of the Fixed Networks units increased by 11.2% to EUR 545 million (2002: EUR 490 million). Higher revenues in the unit Carrier Services were further strengthened by lower maintenance costs and the effect of cost reductions at the unit Fixed Network Operator. The ISPs Planet Internet and Het Net also attributed to the increase in operating EBITDA, following an increase in operating revenues.

        In the third quarter of 2003, the operating EBITDA margin for Fixed Networks amounted to 34.4% (2002: 30.0%).

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, due to factors mentioned above and lower purchasing costs of traffic, operating EBITDA of the Fixed Networks units increased by 16.8% to EUR 1,695 million (2002: EUR 1,451 million). In the first three quarters of 2003, the operating EBITDA margin for Fixed Networks amounted to 34.8% (2002: 29.3%).

Business Solutions

Q3 2003 versus Q3 2002

        In the third quarter of 2003, operating EBITDA of the Business Solutions units increased by 4.0% to EUR 209 million (2002: EUR 201 million). The increase in operating revenues was almost entirely offset by the increase in operating expenses, resulting from an increase in purchasing costs, following the increase in customer programs and project expenses for Mobirail and Tetraned, that was only partly offset by lower expenses due to cost cutting programs in general. In the third quarter of 2003, the operating EBITDA margin for Business Solutions amounted to 39.1% (2002: 40.3%).

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, operating EBITDA of the Business Solutions units increased by 16.4% to EUR 639 million (2002: EUR 549 million), resulting from cost cutting programs in general and lower (intercompany) charges from the unit Fixed Network Operator, the sale of the activities of KPN Belgium early 2003 and the lower sales forces at KPN Telecom Sales in particular. In the first three quarters of 2003, this resulted in an operating EBITDA margin of 42.2% (2002: 36.4%).

EBIT

Q3 2003 versus Q3 2002

        In the third quarter of 2003, total EBIT of the Fixed division, excluding exceptional items, increased by 21.9% to EUR 429 million (2002: EUR 352 million).

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total EBIT of the Fixed division, excluding exceptional items, increased by 40.4% to EUR 1,358 million (2002: EUR 967 million).

Fixed Networks

Q3 2003 versus Q3 2002

        In the third quarter of 2003, EBIT of the Fixed Networks units increased by 27.8% to EUR 359 million (2002: EUR 281 million). The increase in operating EBITDA was further strengthened by EUR 23 million as a result of lower depreciation and amortization charges, particularly in the Fixed Telephony unit due to the CAPEX optimization programs.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, due to factors mentioned above, EBIT of the Fixed Networks units increased by 37.0% to EUR 1,126 million (2002: EUR 822 million). The increase in operating EBITDA was further strengthened by EUR 60 million as a result of lower depreciation and amortization charges, particularly in the Fixed Telephony unit due to the CAPEX optimization programs.

Business Solutions

Q3 2003 versus Q3 2002

        In the third quarter of 2003, EBIT of the Business Solutions units remained stable at EUR 70 million (2002: EUR 71 million), reflecting the slight improvement in operating EBITDA and the slightly higher depreciation expenses in the third quarter of 2003 compared to 2002.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, EBIT of the Business Solutions units improved by 60.0% to EUR 232 million (2002: EUR 145 million). This improvement reflects the improved operating EBITDA and the stable depreciation charges.

Mobile division

3rd quarter					3rd quarter YTD
2003	2002	Dev.	%	Mobile division (Amounts in millions of euro, excluding exceptional items)	2003	2002	Dev.	%
1,324	1,243	81	6.5	Operating revenues	3,802	3,486	316	9.1
-867	-818	-49	-6.0	Operating expenses	-2,508	-2,304	-204	-8.9
457	425	32	7.5	Operating EBITDA	1,294	1,182	112	9.5
-260	-258	-2	-0.8	Depreciation, amortization and impairments	-785	-832	47	5.6
197	167	30	18.0	EBIT	509	350	159	45.4
34.5	34.2			Operating EBITDA margin (in %)	34.0	33.9

Operating revenues

Q3 2003 versus Q3 2002

        In the third quarter of 2003, operating revenues increased by 6.5% to EUR 1,324 million (2002: EUR 1,243 million).

        The total customer base increased from 13.2 million in September 2002 to 14.2 million in September 2003. This increase was the result of an increase in post-paid customers by approximately 0.6 million and an increase in pre-paid customers by approximately 0.4 million. Increased traffic revenues in The Netherlands, Germany and Belgium were only partly offset by decreasing equipment sales.

        Since the start of the summer, KPN has significantly expanded its i-mode offering in terms of handsets and services. In addition, KPN has introduced i-mode for prepaid customers in the Netherlands in August. In September, E-Plus started a pre-paid pilot; a full pre-paid launch will follow in November. Belgium is to follow shortly.

        In the third quarter of 2003, the total number of i-mode customers in The Netherlands, Germany and Belgium increased from 236,000 customers at December 31, 2002 via 353,000 customers at June 30, 2003 to 541,000 customers at September 30, 2003.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, operating revenues increased by 9.1% to EUR 3,802 million (2002: EUR 3,486 million). This increase was the result of increased traffic revenues and consolidation effects following acquisitions and disposals. E-Plus is fully consolidated as of March 13, 2002. Before that date, E-Plus was proportionally consolidated for 77.49% as KPN shared control of E-Plus with BellSouth. Pannon GSM was deconsolidated as of February 4, 2002.

Operating EBITDA

Q3 2003 versus Q3 2002

        Operating expenses increased by EUR 49 million to EUR 867 million. The increase in operating expenses was caused by increased traffic expenses and increased acquisition and retention costs (including handset subsidies, increased commissions and bonuses and increased marketing expenses). Operating EBITDA increased by 7.5% to EUR 457 million (2002: EUR 425 million). In The Netherlands and Belgium operating EBITDA increased, whereas the operating EBITDA in Germany decreased. This decrease is the consequence of the acquisition costs related to the growth of the customer base.

        The operating EBITDA margin, excluding exceptional items, increased from 34.2% in the third quarter of 2002 to 34.5% in the third quarter of 2003.

YTD 2003 versus YTD 2002

        Operating expenses increased by EUR 204 million to EUR 2,508 million. Apart from the consolidation effects related to the acquisition of the 22.51% in E-Plus and the disposal of our interest in Pannon GSM, the increase in operating expenses was caused by increased traffic expenses, marketing expenses and commissions and bonuses. Operating EBITDA increased by 9.5% from EUR 1,182 million in the first three quarters of 2002 to EUR 1,294 million in the first three quarters of 2003.

EBIT

Q3 2003 versus Q3 2002

        The increased operating EBITDA resulted in an increase in EBIT by 18.0% to EUR 197 million.

YTD 2003 versus YTD 2002

        As a consequence of the impairments on goodwill and licenses in the second quarter of 2002 the regular depreciation, amortization and impairments decreased from EUR 832 million in the first three quarters of 2002 to EUR 785 million in the first three quarters of 2003.

        EBIT increased from EUR 350 million in the first three quarters of 2002 to EUR 509 million in the first three quarters of 2003.

The Netherlands

        In the third quarter of 2003, operating revenues in The Netherlands increased by 4.6% to EUR 618 million (2002: EUR 591 million). This increase was caused by increased traffic per customer and the increase in the number of post-paid customers.

        In the third quarter of 2003 the pre-paid customer base increased by approximately 0.1 million customers after a decline of approximately 0.4 million customers since June 2002 due to the effects of active cleansing of the customer base. In September 2003, the customer base exceeded 5 million customers.

        The revenues from sales of equipment decreased during the third quarter of 2003 mainly due to lower handset revenues as result of lowering the handset prices and higher discounts to large customers.

        In the first three quarters of 2003, operating revenues in The Netherlands increased by 6.4% to EUR 1,766 million (2002: EUR 1,660 million) as a result of higher prices and increased network airtime usage. The increase in traffic revenues was partially offset by lower equipment sales.

        The increased revenues resulted in an improvement of the operating EBITDA margin from 45.0% in the third quarter of 2002 to 46.9% in the third quarter of 2003.

        The operating EBITDA margin improved from 43.5% in the first three quarters of 2002 to 45.3% in the first three quarters of 2003.

        The following table shows the operational results excluding exceptional items:

3rd quarter					3rd quarter YTD
2003	2002	Dev.	%	Mobile: The Netherlands (Amounts in millions of euro, excluding exceptional items)	2003	2002	Dev.	%
618	591	27	4.6	Operating revenues	1,766	1,660	106	6.4
290	266	24	9.0	Operating EBITDA	800	722	78	10.8
46.9	45.0			Operating EBITDA margin (in %)	45.3	43.5

        The development of the customer base in The Netherlands is provided in the table below:

Numbers × 1,000	September 30, 2003	June 30, 2003	September 30, 2002	June 30, 2002
Customers:
—Pre-paid	3,085	2,989	3,237	3,414
—Postpaid	1,953	1,930	1,807	1,774

Total	5,038	4,919	5,044	5,188
Of which i-mode	248	148	44	12

Market share in %	40.6	40.7	41.8	42.5

3rd quarter			3rd quarter YTD
2003	2002	Traffic volume and weighted average revenue in The Netherlands	2003	2002
1,941	1,852	Total traffic volume (minutes × million)	5,815	5,521
131	121	Weighted average traffic volume in minutes per customer:	131	119
48	49	—Pre-paid	48	47
259	254	—Postpaid	262	258
16	15	Monthly average revenue per pre-paid customer (EUR)	15	14
76	76	Monthly average revenue per postpaid customer (EUR)	73	72
40	36	Total average monthly revenues per customer (EUR)	38	34

Germany

        In the third quarter of 2003, operating revenues in Germany increased by 6.4% to EUR 630 million (2002: EUR 592 million). This increase was caused by the increase in airtime revenues following the increase in the number of customers and the increased sales of handsets adversely influenced by higher subsidies on handsets.

        In the first three quarters of 2003, operating revenues in Germany increased by 13.6% to EUR 1,809 million (2002: EUR 1,592 million) as a result of the full consolidation of E-Plus as of March 13, 2002, and increased traffic revenues.

        As a result of the acquisition of new customers the operating EBITDA decreased by 6.0% from EUR 168 million in the third quarter of 2002 to EUR 158 million in the third quarter of 2003.

        In the first three quarters of 2003, the operating EBITDA slightly decreased from EUR 459 million in the first three quarters of 2002 to EUR 456 million. The positive effects of the full consolidation of E-Plus and the increase in traffic revenues were more than offset by the increased acquisition and marketing costs. The margin decreased from 28.8% in the first three quarters of 2002 to 25.2% in the first three quarters of 2003.

3rd quarter					3rd quarter YTD
2003	2002	Dev.	%	Mobile: Germany (Amounts in millions of euro, excluding exceptional items)	2003	2002	Dev.	%
630	592	38	6.4	Operating revenues	1,809	1,592	217	13.6
158	168	-10	-6.0	Operating EBITDA	456	459	-3	-0.7
25.1	28.4			Operating EBITDA margin (in %)	25.2	28.8

        During the third quarter of 2003 the number of customers increased from 7,716 thousand at June 30, 2003 to 7,964 thousand at September 30, 2003. On October 15, E-Plus reached a customer base of 8 million. E-Plus is now targeting 9 million subscribers at the end of 2004 and an EBITDA margin in the range of 22-25% during 2004. Both the number of pre-paid customers and postpaid customers increased during the third quarter of 2003. Compared to the third quarter of 2002 the customer-mix (post-paid customers as a percentage of total customers) improved from 46% to 47% in the third quarter of 2003.

        The development of the customer base in Germany is provided below:

Numbers × 1,000	September 30, 2003	June 30, 2003	September 30, 2002	June 30, 2002
Customers:
—Pre-paid	4,257	4,138	3,783	3,899
—Postpaid	3,707	3,578	3,251	3,193

Total	7,964	7,716	7,034	7,092

Of which i-mode	273	191	99	55

Market share in %	12.7	12.6	12.4	12.7

3rd quarter			3rd quarter YTD
2003	2002	Traffic volume and weighted average revenue in Germany	2003	2002
1,862	1,714	Total traffic volume (minutes × million)	5,263	4,915
79	81	Weighted average traffic volume in minutes per customer:	77	75
26	28	—Pre-paid	26	27
140	144	—Postpaid	136	137
9	9	Monthly average revenue per pre-paid customer (EUR)	9	9
43	43	Monthly average revenue per postpaid customer (EUR)	42	42
25	25	Total average monthly revenues per customer (EUR)	24	24

Belgium

        Operating revenues in Belgium increased by 2.6% during the first three quarters of 2003. Higher traffic revenues were partly offset by lower equipment sales.

        The lower equipment sales were the consequence of the outsourcing of the main part of the handset distribution. The increase in operating EBITDA is the effect of strict cost control.

3rd quarter					3rd quarter YTD
2003	2002	Dev.	%	Mobile: Belgium (Amounts in millions of euro, excluding exceptional items)	2003	2002	Dev.	%
81	79	2	2.5	Operating revenues	240	234	6	2.6
11	-3	14	n/a	Operating EBITDA	40	10	30	300.0
13.6	-3.8			Operating EBITDA margin (in %)	16.7	4.3

        The development of the customer base in Belgium is provided below:

Numbers × 1,000	September 30, 2003	June 30, 2003	September 30, 2002	June 30, 2002
Customers:
—Pre-paid	893	876	864	836
—Postpaid	269	255	281	279

Total	1,162	1,131	1,145	1,115
Of which i-mode	20	14	—	—

Market share in %	14	14.1	14.2	13.8

Note: Market share September 2003 is based on an estimate (therefore only rounded figure available)

3rd quarter			3rd quarter YTD
2003	2002	Traffic volume and weighted average revenue in Belgium	2003	2002
318	251	Total traffic volume (minutes × million)	867	739
92	71	Weighted average traffic volume in minutes per customer:	85	75
57	34	—Pre-paid	45	34
205	191	—Postpaid	215	194
11	11	Monthly average revenue per pre-paid customer (EUR)	11	11
59	54	Monthly average revenue per postpaid customer (EUR)	59	52
22	21	Total average monthly revenues per customer (EUR)	22	21

Other activities

3rd quarter					3rd quarter YTD
2003	2002	Dev.	%	Other activities (Amounts in millions of euro, excluding exceptional items)	2003	2002	Dev.	%
229	280	-51	-18.2	Operating revenues	696	925	-229	-24.8
-166	-251	85	33.9	Operating expenses	-595	-928	333	35.9
63	29	34	117.2	Operating EBITDA	101	-3	104	n/a
-33	-51	18	35.3	Depreciation, amortization and impairments	-113	-140	27	19.3
30	-22	52	n/a	EBIT	-12	-143	131	91.6
27.5	10.4			Operating EBITDA margin (in %)	14.5	-0.3

Operating revenues

Q3 2003 versus Q3 2002

        In the third quarter of 2003, external operating revenues decreased by EUR 51 million to EUR 229 million (2002: EUR 280 million). The lower revenues of Xantic as a result of the deterioration of the US dollar, downsizing our retail activities (i.e. sale of franchise and closing of outlets) and the deconsolidation of our Directory Services, resulted in lower revenues.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, external operating revenues decreased to EUR 696 million (2002: EUR 925 million). This decrease of EUR 229 million is a result of downsizing our retail activities, the deconsolidation of our network construction activities and Directory Services and lower revenues of Xantic as a result of the deterioration of the US dollar.

Operating EBITDA

Q3 2003 versus Q3 2002

        In the third quarter of 2003, operating EBITDA improved by EUR 34 million to a profit of EUR 63 million (2002: EUR 29 million). This is a consequence of successfully continuing the cost reduction programs. Part of the improvement of the EBITDA was offset by the deconsolidation of Directory Services.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, operating EBITDA improved by EUR 104 million to a profit of EUR 101 million (2002: a loss of EUR 3 million). This improvement mainly resulted from the reorganisation and cost reduction programs and deconsolidation of our network construction activities. This improvement was partially offset by the effects of the deconsolidation of our directory services activities.

EBIT

Q3 2003 versus Q3 2002

        In the third quarter of 2003, EBIT improved by EUR 52 million to EUR 30 million (2002: a loss of EUR 22 million). This improvement resulted from the improved operating EBITDA and was supported by lower depreciation and impairment charges.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, EBIT improved by EUR 131 million to a loss of EUR 12 million (2002: a loss of EUR 143 million). This improvement mainly resulted from the improved operating EBITDA and in addition was supported by lower depreciation and impairment charges.

Balance Sheet and Cash Flow information

Amounts in millions of euro	September 30, 2003	December 31, 2002
Assets
Licenses	4,370	4,419
Goodwill	4,231	4,484
Property, plant and equipment	9,083	9,861
Financial fixed assets	903	1,163
Current assets	2,485	2,577
Cash and cash equivalents	1,740	2,657

Total assets	22,812	25,161

Liabilities
Shareholders' equity	5,571	4,508
Minority interests	240	272
Provisions	2,076	1,597
Long-term liabilities	9,943	12,680
Current liabilities	4,982	6,104

Total liabilities	22,812	25,161

Debt position

        On September 30, 2003, total interest bearing debt amounted to EUR 11.1 billion (EUR 15.0 billion at December 31, 2002), which consisted of long-term liabilities (EUR 9.9 billion) and current liabilities (EUR 1.2 billion).

        Total cash and cash equivalents at September 30, 2003 amounted to EUR 1.74 billion (EUR 2.66 billion at the end of 2002). Total net debt at September 30, 2003 amounted to EUR 9.4 billion (EUR 12.4 billion at the end of 2002).

Investments and additions

3rd quarter			3rd quarter YTD
2003	2002	Amounts in millions of euro	2003	2002
—	—	Investments in intangible fixed assets	6	1,270
347	240	Additions to tangible fixed assets	886	720
2	—	Investments in financial fixed assets	64	41

Q3 2003 versus Q3 2002

        In the third quarter of 2003, the total additions amounted to EUR 349 million (2002: EUR 240 million), of which EUR 347 million (2002: EUR 240 million) related to additions to tangible fixed assets.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total additions amounted to EUR 956 million, including capital expenditures of EUR 814 million, additions to tangibles relating to asset retirement obligations and other future liabilities of EUR 72 million and also EUR 54 million as long-term receivable from the MobilCom termination agreement.

        In the first three quarters of 2002, investments and additions in intangible fixed assets mainly related to the goodwill of EUR 1,253 million arising on the acquisition of the remaining 22.51% stake in E-Plus in exchange for 234.7 million KPN shares and capital expenditure of EUR 720 million.

Statement of changes in shareholders' equity

	3rd quarter YTD
Amounts in millions of euro, except for number of shares
	2003	2002
Balance as of January 1,	4,508	11,988
Change in accounting principles	-6	—
Shares purchased for option plans	-9	—
Share issue related to BellSouth's exchange right	—	1,253
Net income for the period	1,092	-9,549
Translation differences and other changes	-14	76

Balance as of September 30,	5,571	3,768

Number of outstanding shares at end of period	2,490,996,877	2,490,996,877
Weighted average number of shares outstanding during the period (after deduction of treasury stock)	2,468,777,382	2,407,602,636

Cash Flow Statement

3rd quarter			3rd quarter YTD
2003	2002	Amounts in millions of euro	2003	2002
1,188	1,336	Net cash flow provided by / used in operating activities	2,946	2,778
-367	-223	Net cash flow provided by / used in investing activities	36	-25
-721	-235	Net cash flow provided by / used in financing activities	-3,893	-5,056
100	878	Change in cash and cash equivalents	-911	-2,303
839	1,096	Free cash flow(1)	2,132	2,058

(1)
Net cash flow from operating activities after capex, interest, tax and restructuring costs

Net cash flow provided by / used in operating activities

Q3 2003 versus Q3 2002

        In the third quarter of 2003, cash flow from operating activities amounted to EUR 1,188 million. Total cash flow from operating activities before changes in working capital amounted to EUR 928 million and changes in working capital amounted to EUR 260 million.

        In the third quarter of 2002, cash flow from operating activities amounted to EUR 1,336 million. Total cash flow from operating activities before changes in working capital amounted to EUR 747 million and changes in working capital amounted to EUR 589 million.

        The increase in cash flow from operating activities before changes in working capital by EUR 181 million was mainly caused by an increase of EUR 130 million in operating EBITDA excluding exceptional items and lower net financial expenses.

        In the third quarter of 2003, the changes in working capital of EUR 260 million were mainly related to lower inventory of EUR 65 million, changes in accrued interest of EUR 117 million and changes in accounts payable, accruals and deferred income of EUR 78 million, as interest payments predominantly take place in the second and fourth quarter of each year.

        In the third quarter of 2002, the changes in working capital of EUR 589 million were mainly related to a tax refund of EUR 240 million, the effect of advanced billing of subscription fees by Fixed Telephony and changes in accrued interest of EUR 224 million.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, cash flow from operating activities amounted to EUR 2,946 million. Total cash flow from operating activities before changes in working capital amounted to EUR 2,883 million and changes in working capital amounted to EUR 63 million.

        In the first three quarters of 2002, cash flow from operating activities amounted to EUR 2,778 million. Total cash flow from operating activities before changes in working capital amounted to EUR 2,015 million and changes in working capital amounted to EUR 763 million.

        The increase in cash flow from operating activities before changes in working capital by EUR 868 million was mainly caused by an increase of EUR 551 million in operating EBITDA excluding exceptional items, the gain from the MobilCom termination agreement of EUR 222 million and lower net financial expenses.

        In the first three quarters of 2003, the changes in working capital had a positive effect of EUR 63 million. Negative changes due to the payment of capital tax of EUR 77 million relating to the Mobile financial restructuring, the increase of receivables by EUR 80 million relating to the MobilCom termination agreement, a contribution to the pension fund of EUR 52 million and a decrease of accounts payable, accruals and deferred income by approximately EUR 178 million due to timing differences were more than offset by the positive effects of interest accrued on loans (EUR 189 million), a tax refund of EUR 194 million relating to 2002 and positive effects from inventory, accounts receivable and other assets of EUR 67 million.

        In the first three quarters of 2002, changes in working capital had a positive effect on cash flow from operating activities of EUR 763 million and included the effect of tax refunds for prior years (EUR 326 million), a decrease in accounts receivable, the effects of the advanced billing of subscription fees by Fixed Telephony and the fact that the interest payments predominantly take place in the second and fourth quarter of each year (EUR 232 million).

Net cash flow provided by / used in investing activities

Q3 2003 versus Q3 2002

        In the third quarter of 2003, total cash flow used in investing activities amounted to EUR 367 million. The cash outflow relating to capital expenditure amounted to EUR 349 million.

        The net cash flow used in investing activities amounted to EUR 223 million in the third quarter of 2002. Capital expenditures of EUR 240 million were only partly offset by some cash inflows from disposals.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, total cash flow provided by investing activities amounted to EUR 36 million. The cash inflows mainly related to the sales of our directory services, UMC, Vision Networks Czech Republic and Ceský Telecom with a total cash inflow of EUR 845 million. The cash outflow relating to capital expenditure amounted to EUR 814 million.

        Cash flow used in investing activities amounted to EUR 25 million in the first three quarters of 2002. Capital expenditures of EUR 720 million more than offset total cash inflow from divestments, which included the cash proceeds of EUR 603 million from the sale of Pannon GSM.

Net cash flow provided by / used in financing activities

Q3 2003 versus Q3 2002

        In the third quarter of 2003, the net cash flow used in financing activities amounted to EUR 721 million, of which EUR 407 million was early redeemed on bonds. Besides this KPN redeemed the full amount of EUR 50 million drawn on its securitization program.

        Furthermore, KPN has rehedged the fixed rate cross currency swap on the USD 1 billion Global Bond due in 2030 into floating rate. This rehedge diminished the gross debt by EUR 241 million.

        The main cash outflows from financing activities in the third quarter of 2002 were related to early redemptions on Eurobonds for the amount of EUR 121 million and private loans for the amount of EUR 96 million.

YTD 2003 versus YTD 2002

        In the first three quarters of 2003, cash flow used in financing activities amounted to EUR 3,893 million. This amount includes (early) redemptions of EUR 3.7 billion, the effects from the rehedge of the cross currency swaps and also EUR 9 million related to shares purchased for option plans.

        In the first three quarters of 2002, total cash flow used in financing activities amounted to EUR 5,056 million. The main redemptions related to the redemption of EUR 483 million under the loan facility with BellSouth, the redemption of EUR 3.3 billion of Floating Rate Notes and redemptions of various bonds and loans for approximately EUR 1.1 billion of debt.

For more information, please contact:

KPN Investor Relations
Gerbrand L.H. Nijman
P.O. Box 30000
2500 GA The Hague
The Netherlands
Tel. +31 70 446 09 86
Fax +31 70 446 05 93
ir@kpn.com
www.kpn.com (over/about KPN)

Financial calendar:

February 23, 2004
Publication results fourth quarter / full year 2003

March 10, 2004
Annual report 2003 / Form 20-F

April 15, 2004
Annual General Meeting of Shareholders 2004

May 10, 2004
Publication results first quarter 2004

August 9, 2004
Publication results second quarter 2004

November 1, 2004
Publication results third quarter 2004

Dates may be subject to change.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: November 10, 2003	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

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